Exhibit 1
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FOR IMMEDIATE RELEASE                                               22 June 2007


                              WPP GROUP PLC ("WPP")

              WPP DIGITAL ACQUIRES DIGITAL AGENCY BLUE IN SINGAPORE


WPP Digital announces that it has acquired a 100% stake in BLUE Interactive Marketing Pte Ltd ("BLUE"), a leading independent digital marketing agency. The acquisition includes BLUE's wholly-owned subsidiary, DEMAND, a leader in the global field of search engine marketing.

Founded in 1999, BLUE employs 131 people and is based in Singapore, with offices in Beijing, Shanghai, London and Palo Alto in California. Clients include Hewlett Packard, SAP, Johnson & Johnson, Procter & Gamble, Singapore Airlines and Intercontinental Hotels.

BLUE's unaudited revenues for the year ended 31 December 2006 were SGD 11.1 million, with gross assets at the same date of SGD 6.15 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors and strengthening its capabilities in digital media.

Contact:
Feona McEwan, WPP                                         T. +44 (0)20 7408 2204

www.wpp.com
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www.BLUE-interactive.com
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www.DEMAND-marketing.com
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